Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited First Quarter 2021 Financial Results

BEIJING, May 25, 2021 (GLOBE NEWSWIRE) -- 21Vianet Group, Inc. (Nasdaq: VNET) ("21Vianet" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2021. The Company will hold a conference call at 8:00 P.M. on Tuesday, May 25, 2021, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

First Quarter 2021 Financial Highlights

•	Net revenues increased by 27.1% to RMB1.39 billion (US$211.7 million) from RMB1.09 billion in the same period of 2020.

•	Adjusted cash gross profit (non-GAAP) increased by 45.1% to RMB605.3 million (US$92.4 million) from RMB417.1 million in the same period of 2020. Adjusted cash gross margin (non-GAAP) was 43.6%, compared to 38.2% in the same period of 2020.

•	Adjusted EBITDA (non-GAAP) increased by 60.0% to RMB415.1 million (US$63.4 million) from RMB259.4 million in the same period of 2020. Adjusted EBITDA margin (non-GAAP) was 29.9%, compared to 23.8% in the same period of 2020.

First Quarter 2021 Operational Highlights

•	Total cabinets under management net increased by 2,373 to 55,926, as of March 31, 2021, compared to 53,553 as of December 31, 2020, and to 39,646 as of March 31, 2020.

•	Retail IDC MRR[1] per cabinet increased to RMB9,144, compared to RMB8,747 in the same period of 2020 and to RMB9,131 in the fourth quarter of 2020.

•	Compound utilization rate was 61.7%, compared to 60.4% in the fourth quarter of 2020.

o	Utilization rate for mature IDCs, which consisted of IDC deliveries prior to and during 2019, was 73.9%, compared to a utilization rate for mature IDCs of 77.8% in the fourth quarter of 2020, which only consisted of IDC deliveries prior to 2019.

o	Utilization rate for ramp-up and newly-built IDCs, which consisted of IDC deliveries in 2020 and 2021, was 30.6%, compared to a utilization rate for ramp-up and newly-built IDCs of 31.7% in the fourth quarter of 2020, which consisted of deliveries in 2019 and 2020.

Mr. Samuel Shen, Chief Executive Officer and Executive Chairman of Retail IDC, stated, “We achieved solid financial and operating results in the quarter as a result of our dual-core growth engine and methodical strategy execution. Our newly-signed MOU in Hebei marked another successful conversion of a long-term retail customer to a new wholesale customer, demonstrating our value proposition in support of our customers’ growth in their life cycles. Moreover, we are constantly revamping our retail IDC branding and solutions, garnering more enterprise customers, and providing full-stack solutions from colocation to hybrid cloud. From a macro perspective, we initiated our first ESG report in April 2021 and are actively working towards the government’s carbon neutral target. As an industry leader, we are confident in our growth potential and will continue to expand our pipeline, refine our operating efficiency, and advance our ESG initiatives to fuel our long-term sustainable development.“

1Retail IDC MRR: Refers to Monthly Recurring Revenues for the retail IDC business.

Mr. Tim Chen, Chief Financial Officer of the Company, commented, “During the first quarter of 2021, we once again delivered solid results, with our revenues inside our guidance range, adjusted EBITDA reaching the high-end of our guidance, and EBITDA margin reaching a new high. Our strong growth was derived from our unique mix of wholesale and retail IDC solutions as well as our cloud revenue expansion. Looking ahead, we plan to prudently leverage our healthy balance sheet and to further diversify our financing channels to achieve our long-term growth.”

First Quarter 2021 Financial Results

NET REVENUES: Net revenues in the first quarter of 2021 increased by 27.1% to RMB1.39 billion (US$211.7 million) from RMB1.09 billion in the first quarter of 2020, representing an increase of 2.9% from RMB1.35 billion in the fourth quarter of 2020. This increase was mainly due to the increased revenue from both wholesale and retail IDCs, as well as the growth of cloud revenue.

GROSS PROFIT: Gross profit in the first quarter of 2021 was RMB323.3 million (US$49.3 million), representing an increase of 38.1% from RMB234.1 million in the same period of 2020 and an increase of 9.8% from RMB294.4 million in the fourth quarter of 2020. Gross margin in the first quarter of 2021 was 23.3%, compared to 21.5% in the same period of 2020 and 21.8% in the fourth quarter of 2020. The year-over-year increase in gross margin was primarily attributable to the Company’s efforts in improving its operating efficiency.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB605.3 million (US$92.4 million) in the first quarter of 2021, compared to RMB417.1 million in the same period of 2020 and RMB581.9 million in the fourth quarter of 2020. Adjusted cash gross margin in the first quarter of 2021 was 43.6%, compared to 38.2% in the same period of 2020 and 43.2% in the fourth quarter of 2020.

OPERATING EXPENSES: Total operating expenses in the first quarter of 2021 were RMB243.2 million (US$37.1 million), compared to RMB197.4 million in the same period of 2020 and RMB369.2 million in the fourth quarter of 2020. As a percentage of net revenues, total operating expenses in the first quarter of 2021 were 17.5%, compared to 18.1% in the same period of 2020 and 27.4% in the fourth quarter of 2020.

Sales and marketing expenses in the first quarter of 2021 were RMB74.0 million (US$11.3 million), representing an increase of 51.9% from RMB48.7 million in the same period of 2020 and a decrease of 16.8% from RMB88.9 million in the fourth quarter of 2020. The year-over-year increase in sales and marketing expenses was primarily attributable to the Company’s continuous efforts in business expansion.

Research and development expenses in the first quarter of 2021 were RMB33.6 million (US$5.1 million), compared to RMB21.0 million in the same period of 2020 and RMB42.2 million in the fourth quarter of 2020. The year-over-year increase was primarily due to the Company’s ongoing efforts to explore technology upgrades.

General and administrative expenses in the first quarter of 2021 were RMB135.2 million (US$20.6 million), compared to RMB125.2 million in the same period of 2020 and RMB162.9 million in the fourth quarter of 2020.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and impairment of long-lived assets, were RMB212.5 million (US$32.4 million) in the first quarter of 2021, compared to RMB177.8 million in the same period of 2020 and RMB215.5 million in the fourth quarter of 2020. As a percentage of net revenues, adjusted operating expenses in the first quarter of 2021 were 15.3%, compared to 16.3% in the same period of 2020 and 16.0% in the fourth quarter of 2020.

ADJUSTED EBITDA: Adjusted EBITDA in the first quarter of 2021 was RMB415.1 million (US$63.4 million), representing an increase of 60.0% from RMB259.4 million in the same period of 2020 and an increase of 6.5% from RMB389.8 million in the fourth quarter of 2020. Adjusted EBITDA in the first quarter of 2021 excluded share-based compensation expenses of RMB34.9 million (US$5.3 million). Adjusted EBITDA margin in the first quarter of 2021 was 29.9%, compared to 23.8% in the same period of 2020 and 28.9% in the fourth quarter of 2020.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the first quarter of 2021 was RMB84.7 million (US$12.9 million), compared to RMB138.8 million in the same period of 2020 and RMB1.02 billion in the fourth quarter of 2020.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were both RMB0.1 (US$0.02) in the first quarter of 2021, which represents the equivalent of RMB0.6 (US$0.12) per American depositary share ("ADS"). Each ADS represents six Class A ordinary shares. Diluted profit/loss per share is calculated using net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of March 31, 2021, the aggregate amount of the Company's cash and cash equivalents, restricted cash, and short-term investments was RMB7.33 billion (US$1.12 billion).

Net cash generated from operating activities in the first quarter of 2021 was RMB274.5 million (US$41.9 million), compared to RMB58.7 million in the same period of 2020 and RMB283.8 million in the fourth quarter of 2020.

Recent Developments

On April 28, 2021, the Company announced the appointment of Mr. Tim Chen to the position of Chief Financial Officer, effective from May 1st 2021. Mr. Chen was previously the Chief Strategy Officer of the Company. In his new role, Mr. Chen has succeeded Ms. Sharon Xiao Liu, who stepped down as Chief Financial Officer and currently serves as an adviser to the Company until June 2021.

On March 24, 2021, the Company announced that it had entered into a share purchase agreement (the “Purchase Agreement”) with Tuspark Innovation Venture Limited (“Tuspark”), pursuant to which 21Vianet agreed to purchase 48,634,493 Class B ordinary shares of the Company from Tuspark for an aggregate purchase price of approximately US$260 million. On April 13, 2021, the Company announced that it had completed the Purchase Agreement in full. Immediately following the closing, all of the remaining Class B ordinary shares held by Tuspark in the Company have been converted into Class A ordinary shares of the Company on a one-for-one basis.

On January 22, 2021, the Company announced the pricing of US$525 million in convertible senior notes due 2026, plus an additional US$75 million principal amount of the convertible senior notes subscribed by the initial purchaser pursuant to the exercise of their over-allotment option (the “Notes Offering”). The total proceeds of the Notes Offering were approximately US$600 million.

Financial Outlook

For the second quarter of 2021, the Company expects net revenues to be in the range of RMB1,470 million to RMB1,490 million. Adjusted EBITDA is expected to be in the range of RMB405 million to RMB425 million.

For the full year of 2021, the Company expects net revenues to be in the range of RMB6,100 million to RMB6,300 million. Adjusted EBITDA is expected to be in the range of RMB1,680 million to RMB1,780 million. The midpoints of the Company’s updated estimates imply an increase of 28.4% and 30.7% year over year in net revenues and adjusted EBITDA, respectively.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which do not factor in any of the potential future impacts caused by the ongoing COVID-19 pandemic, and are subject to change.

Conference Call

The Company will hold a conference call at 8:00 P.M. on Tuesday, May 25, 2021, U.S. Eastern Time, or 8:00 A.M. on Wednesday, May 26, 2021, Beijing Time, to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	5984206
Registration Link:	http://apac.directeventreg.com/registration/event/5984206

The replay will be accessible through June 2, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	5984206

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers' Internet infrastructure. Customers may locate their servers and equipment in 21Vianet's data centers and connect to China's Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," “target,” "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet's strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet's goals and strategies; 21Vianet's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet's services; 21Vianet's expectations regarding keeping and strengthening its relationships with customers; 21Vianet's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	2,710,349	6,882,733	1,050,510
Restricted cash	270,450	155,657	23,758
Accounts and notes receivable, net	847,233	1,050,272	160,303
Short-term investments	285,872	156,479	23,883
Prepaid expenses and other current assets	1,866,184	2,109,484	321,970
Amounts due from related parties	75,519	78,435	11,972
Total current assets	6,055,607	10,433,060	1,592,396

Non-current assets:
Property and equipment, net	8,106,425	8,193,354	1,250,550
Intangible assets, net	658,195	657,526	100,358
Land use rights, net	255,373	253,491	38,690
Operating lease right-of-use assets, net	1,325,526	1,258,187	192,037
Goodwill	994,993	994,993	151,866
Restricted cash	135,638	139,314	21,263
Deferred tax assets	185,481	182,051	27,786
Long-term investments	135,517	139,212	21,248
Amounts due from related parties	20,562	18,411	2,810
Other non-current assets	1,500,438	1,498,692	228,745
Total non-current assets	13,318,148	13,335,231	2,035,353
Total assets	19,373,755	23,768,291	3,627,749

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	34,000	-	-
Accounts and notes payable	289,387	398,219	60,780
Accrued expenses and other payables	1,631,563	1,342,611	204,922
Advances from customers	1,041,594	1,160,639	177,148
Deferred revenue	63,245	59,083	9,018
Income taxes payable	29,028	36,878	5,629
Amounts due to related parties	51,007	48,294	7,371
Current portion of long-term borrowings	180,328	203,562	31,070
Current portion of finance lease liabilities	403,843	412,052	62,891
Current portion of deferred government grant	2,074	2,074	317
Current portion of bonds payable	1,943,619	1,962,131	299,480
Current portion of operating lease liabilities	452,272	414,857	63,320
Total current liabilities	6,121,960	6,040,400	921,946

Non-current liabilities:
Long-term borrowings	886,996	1,554,758	237,302
Convertible promissory notes	3,014,057	5,350,162	816,594
Non-current portion of finance lease liabilities	688,128	662,623	101,136
Unrecognized tax benefits	68,696	68,967	10,526
Deferred tax liabilities	299,093	302,867	46,227
Non-current portion of deferred government grant	4,100	3,648	557
Amounts due to related parties	747,746	749,824	114,445
Non-current portion of operating lease liabilities	645,499	626,062	95,556
Total non-current liabilities	6,354,315	9,318,911	1,422,343

Shareholders' equity
Treasury stock	(349,523)	(349,523)	(53,348)
Ordinary shares	56	62	9
Additional paid-in capital	13,083,119	15,695,092	2,395,539
Accumulated other comprehensive loss	(55,535)	(31,205)	(4,763)
Statutory reserves	74,462	73,386	11,201
Accumulated deficit	(7,235,113)	(7,318,696)	(1,117,051)
Series A perpetual convertible preferred shares	1,047,468	-	-
Total 21Vianet Group, Inc. shareholders’ equity	6,564,934	8,069,116	1,231,587
Noncontrolling interest	332,546	339,864	51,873
Total shareholders' equity	6,897,480	8,408,980	1,283,460
Total liabilities and shareholders' equity	19,373,755	23,768,291	3,627,749

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,090,797	1,348,367	1,386,923	211,686
Cost of revenues	(856,686)	(1,053,942)	(1,063,611)	(162,339)
Gross profit	234,111	294,425	323,312	49,347

Operating expenses
Other operating income	-	7,619	-	-
Sales and marketing	(48,710)	(88,890)	(73,976)	(11,291)
Research and development	(20,984)	(42,164)	(33,565)	(5,123)
General and administrative	(125,202)	(162,869)	(135,246)	(20,643)
Allowance for doubtful debt	(2,521)	(1,321)	(393)	(60)
Impairment of long-lived assets	-	(81,619)	-	-
Total operating expenses	(197,417)	(369,244)	(243,180)	(37,117)

Operating profit (loss)	36,694	(74,819)	80,132	12,230
Interest income	9,382	4,176	5,709	871
Interest expense	(102,258)	(79,243)	(84,479)	(12,894)
Impairment of long-term investment	-	(13,030)	-	-
Other income	859	4,736	2,172	332
Other expense	(21,833)	(7,926)	(3,422)	(522)
Changes in the fair value of convertible promissory notes	-	(957,105)	(8,641)	(1,319)
Foreign exchange (loss) gain	(41,747)	155,496	(33,846)	(5,166)
Loss before income tax expenses and gain (loss) from equity method investments	(118,903)	(967,715)	(42,375)	(6,468)
Income tax expenses	(22,486)	(41,210)	(37,299)	(5,693)
Gain (loss) from equity method investments	3,867	15,194	(1,305)	(199)
Net loss	(137,522)	(993,731)	(80,979)	(12,360)
Net profit attributable to noncontrolling interest	(1,241)	(21,647)	(3,680)	(562)
Net loss attributable to the Company’s ordinary shareholders	(138,763)	(1,015,378)	(84,659)	(12,922)

Loss per share
Basic	(0.18)	(1.28)	(0.10)	(0.02)
Diluted	(0.18)	(1.28)	(0.10)	(0.02)
Shares used in loss per share computation
Basic*	669,545,073	802,963,713	860,540,297	860,540,297
Diluted*	669,545,073	802,963,713	860,540,297	860,540,297

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.08)	(7.68)	(0.60)	(0.12)
Diluted	(1.08)	(7.68)	(0.60)	(0.12)

* Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Gross profit	234,111	294,425	323,312	49,347
Plus: depreciation and amortization	182,556	277,543	277,851	42,408
Plus: share-based compensation expenses	460	9,882	4,126	630
Adjusted cash gross profit	417,127	581,850	605,289	92,385
Adjusted cash gross margin	38.2%	43.2%	43.6%	43.6%

Operating expenses	(197,417)	(369,244)	(243,180)	(37,117)
Plus: share-based compensation expenses	19,628	72,152	30,729	4,690
Plus: impairment of long-lived assets	-	81,619	-	-
Adjusted operating expenses	(177,789)	(215,473)	(212,451)	(32,427)

Operating profit (loss)	36,694	(74,819)	80,132	12,230
Plus: depreciation and amortization	202,607	300,917	300,105	45,805
Plus: share-based compensation expenses	20,088	82,034	34,855	5,320
Plus: impairment of long-lived assets	-	81,619	-	-
Adjusted EBITDA	259,389	389,751	415,092	63,355
Adjusted EBITDA margin	23.8%	28.9%	29.9%	29.9%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(137,522)	(993,731)	(80,979)	(12,360)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization	202,607	300,917	300,105	45,805
Stock-based compensation expenses	20,088	82,034	34,855	5,320
Others	42,108	968,802	186,399	28,450
Changes in operating assets and liabilities
Accounts and notes receivable	(202,262)	35,348	(203,432)	(31,050)
Prepaid expenses and other current assets	(8,239)	(420,382)	(195,171)	(29,789)
Accounts and notes payable	71,295	(43,339)	108,832	16,611
Accrued expenses and other payables	97,263	(56,107)	123,047	18,781
Deferred revenue	15,433	11,252	(4,162)	(635)
Advances from customers	89,629	413,613	119,045	18,170
Others	(131,746)	(14,576)	(114,086)	(17,413)
Net cash generated from operating activities	58,654	283,831	274,453	41,890

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(436,034)	(772,513)	(675,486)	(103,099)
Purchases of intangible assets	(529)	(4,932)	(7,522)	(1,148)
Proceeds from (payments for) investments	207,690	(1,522,143)	61,432	9,376
Payments for (proceeds from) other investing activities	(18,351)	(12,426)	761	116
Net cash used in investing activities	(247,224)	(2,312,014)	(620,815)	(94,755)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	222,869	160,996	718,636	109,685
Repayments of bank borrowings	(30,000)	(21,500)	(34,000)	(5,189)
Payments for finance lease	(77,336)	(87,749)	(110,480)	(16,863)
Proceed from issurance of 2026 Convertible senior notes		-	3,797,090	579,549
Proceed from issuance of Convertible notes	899,808	-	-	-
Payment for shares repurchase	-	(130,472)	-	-
Proceeds from (payments for) other financing activities	61,008	(86,209)	(29,387)	(4,485)
Net cash generated from (used in) financing activities	1,076,349	(164,934)	4,341,859	662,697

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	13,800	(144,757)	65,770	10,038
Net increase (decrease) in cash, cash equivalents and restricted cash	901,580	(2,337,874)	4,061,267	619,870
Cash, cash equivalents and restricted cash at beginning of period	2,357,177	5,454,311	3,116,437	475,661
Cash, cash equivalents and restricted cash at end of period	3,258,757	3,116,437	7,177,704	1,095,531